Exhibit 99.1

BeyondSpring Appoints Elizabeth Czerepak as Chief Financial Officer

 - New Subsidiary Focused on Targeted Protein Degradation, Seed Therapeutics, Appoints Edward Liu as CFO -

NEW YORK, N.Y. – September 22, 2020 – Following its recent receipt of two Breakthrough Therapy Designations in both the U.S. and China for Plinabulin in the chemotherapy-induced neutropenia (CIN) indication, BeyondSpring Inc. (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a global biopharmaceutical company focused on developing innovative immuno-oncology cancer therapies to transform the lives of patients with unmet medical needs, today announced the appointment of Elizabeth Czerepak as Chief Financial Officer, effective immediately.

Simultaneously, Seed Therapeutics, Inc., BeyondSpring’s new subsidiary focused on a targeted protein degradation platform to attack previously believed undruggable targets, has appointed Edward Liu as Chief Financial Officer. Mr. Liu will also retain his responsibilities as CFO of BeyondSpring, China.

“As the U.S. and China dominate the global CIN market – with over $7 billion annual sales and more than two-thirds of all treatment cycles – BeyondSpring has been structured to capitalize on both markets in hopes of significantly improving patient care all over the world,” said Dr. Lan Huang, BeyondSpring’s CEO and Co-Founder. “We believe that repositioning our focus and financial capabilities will ensure that we can provide the best opportunities for our stakeholders. Elizabeth’s experience as a successful biotech CFO, investor, public company Board member and large pharmaceutical finance executive will prove invaluable to our team, and Edward’s strong global experience and deep understanding of global markets make him a perfect fit for his important new role with Seed and the increasing responsibilities as CFO of BeyondSpring, China, as we move toward commercialization in that important market. These changes will further strengthen our core capabilities as we increase the breadth and depth of our pipeline and transition to an integrated R&D and commercial company.”

Ms. Czerepak is a pharmaceutical and biotech veteran with over 30 years of senior finance leadership, Board and venture capital experience at both large pharmaceutical and high-growth-stage companies. She recently served as CFO and Chief Business Officer for Genevant Sciences and also has 10 years of venture capital investment experience as a former Managing Director at Bear Stearns and JPMorgan, and was Founding General Partner of BSHI Venture Fund.

In addition, Ms. Czerepak spent 18 years in leadership positions at companies that include Hoffmann-La Roche and Merck & Co., serving on finance, strategic planning, business development and product launch teams. She spearheaded the global partner search for D2E7 (Humira®), which culminated in BASF Pharma’s sale to Abbott for $6.9 billion. Earlier, she played a key role in Roche’s acquisition of Syntex for $5.4 billion. Over the years, she has also been instrumental in raising hundreds of millions of dollars for biotech companies by leading investments, as well as through her contributions as a CFO and Board member. She earned an MBA from Rutgers University and B.A. from Marshall University. More recently, she also earned a Corporate Director Certificate from Harvard Business School.

“BeyondSpring has reached an inflection point in its development, as Plinabulin has the potential to greatly improve treatment options and the standard of care for countless oncology patients across the globe,” added Ms. Czerepak. “I look forward to helping the Company continue to grow and move closer toward commercialization in the near future.”

About BeyondSpring
Headquartered in New York, BeyondSpring is a global, clinical-stage biopharmaceutical company focused on developing innovative immuno-oncology cancer therapies to improve clinical outcomes for patients with high unmet medical needs. BeyondSpring’s first-in-class lead immune asset, Plinabulin, is a potent antigen-presenting cell (APC) inducer. It is currently in two Phase 3 clinical trials for two severely unmet medical needs indications: one is for the prevention of chemotherapy-induced neutropenia (CIN), the most frequent cause for a chemotherapy regimen dose’s decrease, delay, downgrade or discontinuation, which can lead to suboptimal clinical outcomes. The other is for non-small cell lung cancer (NSCLC) treatment in EGFR wild-type patients. As a “pipeline drug,” Plinabulin is in various I/O combination studies to boost PD-1 / PD-L1 antibody anti-cancer effects. In addition to Plinabulin, BeyondSpring’s extensive pipeline includes three pre-clinical immuno-oncology assets.

About Plinabulin
Plinabulin, BeyondSpring’s lead asset, is a differentiated immune and stem cell modulator. Plinabulin is currently in late-stage clinical development to increase overall survival in cancer patients, as well as to alleviate chemotherapy-induced neutropenia (CIN). The durable anticancer benefits of Plinabulin have been associated with its effect as a potent antigen-presenting cell (APC) inducer (through dendritic cell maturation) and T-cell activation (Chem and Cell Reports, 2019). Plinabulin’s CIN data highlights the ability to boost the number of hematopoietic stem / progenitor cells (HSPCs) or lineage-/cKit+/Sca1+ (LSK) cells in mice. Effects on HSPCs could explain the ability of Plinabulin to not only treat CIN but also to reduce chemotherapy-induced thrombocytopenia and increase circulating CD34+ cells in patients.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as "will," "expect," "anticipate," "plan," "believe," "design," "may," "future," "estimate," "predict," "objective," "goal," or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company's future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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Media Contacts:
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KCSA Strategic Communications
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